Page _ 1_ of _  5__ Pages







                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549


                                      SCHEDULE 13G

                        Under the Securities Exchange Act of 1934
                                    Amendment No.  11



                      (A fee is not being paid with this statement)



                             CODENOLL TECHNOLOGY CORPORATION *
                   ___________________________________________________
                                        (Issuer)


                                      COMMON SHARES
                   ___________________________________________________
                             (Title of Class of Securities)


                                        191900109
                   ___________________________________________________
                                     (Cusip Number)
       *Under bankruptcy plan approved 1-16-96 the interest of equity holders was cancelled.

                   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





    John P. Elterich
    Investment Department
    State Farm Insurance Companies
    One State Farm Plaza
    Bloomington, IL 61710
    (309) 766-2302
                                                     Page _ 2_ of _  5__ Pages



  Item 1(a) and (b).  Name and Address of Issuer:
                      __________________________
                     CODENOLL TECHNOLOGY CORPORATION
                     1086 NORTH BROADWAY
                     YONKERS, NEW YORK  10701

 4Item 2(a).  Name of Person Filing: State Farm Mutual Automobile Insurance
              _____________________
                                     Company and related entities; See Item 8 and Exhibit A

  Item 2(b).  Address of Principal Business Office: One State Farm Plaza
              ____________________________________
                                                    Bloomington, IL 61710

  Item 2(c).  Citizenship: United States
              ___________

  Item 2(d) and (e).  Title of Class of Securities and Cusip Number: See above.
                      _____________________________________________

  Item 3.  This Schedule is being filed, in accordance with 240.13d-1(b).
           _____________________________________________________________
           See Exhibit A attached.

  Item 4(a).  Amount Beneficially Owned: 0 shares on 01/16/1996
              _________________________

  Item 4(b).  Percent of Class: 0.00 percent pursuant to Rule 13d-3(d)(1).
              ________________

  Item 4(c).  Number of shares as to which such person has:  The persons
              ____________________________________________
              identified in Exhibit A hereto have sole power to vote or to direct the vote and to dispose or to direct the disposition of all shares reported hereby.

  Item 5.  Ownership of Five Percent or less of a Class: yes; see item 4(b)
           ____________________________________________

  Item 6.  Ownership of More than Five Percent on Behalf of Another Person: N/A
           _______________________________________________________________

  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company: N/A
           ________________________________________________________

  Item 8.  Identification and Classification of Members of the Group:
           _________________________________________________________
           See Exhibit A attached.

  Item 9.  Notice of Dissolution of Group:  N/A
           ______________________________
                                                     Page _ 3_ of _  5__ Pages



    Item 10. Certification. The undersigned certify that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

              Signature. After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set fourth in this statement is true, complete and correct.



              01/30/96                       STATE FARM MUTUAL AUTOMOBILE
    _______________________________            INSURANCE COMPANY
              Date

                                             STATE FARM LIFE INSURANCE COMPANY

                                             STATE FARM FIRE AND CASUALTY
                                               COMPANY

                                             STATE FARM INVESTMENT MANAGEMENT
                                               CORP.

    STATE FARM INSURANCE COMPANIES           STATE FARM GROWTH FUND, INC.
      EMPLOYEE RETIREMENT TRUST

    STATE FARM EMPLOYEES SAVINGS AND         STATE FARM BALANCED FUND, INC.
      THRIFT PLAN




    ___________________________________      _________________________________
    Kurt G. Moser, Fiduciary of each of      Kurt G. Moser, Vice President of
                  the above                                 each of the above
                                                     Page _ 4_ of _  5__ Pages

                              EXHIBIT A


  This Exhibit lists the entities affiliated with State Farm Mutual Automobile Insurance Company which might be deemed to constitute a "group" with regard to the ownership of shares reported herein. By way of explanation, State Farm Mutual Automobile Insurance Company is the parent of wholly owned subsidiaries, State Farm Life Insurance Company, which is the parent of the wholly owned subsidiary State Farm Life and Accident Assurance Company, and State Farm Fire and Casualty Company, which in turn is the parent of the wholly owned subsidiary State Farm Investment Management Corp. State Farm Investment Management Corp. acts as the investment advisor to State Farm Growth Fund, Inc. and State Farm Balanced Fund, Inc. The Investment Committees of the Board of Directors of each of the insurance companies and of the State Farm Investment Management Corp. and the Trustees of the State Farm Insurance Companies Employee Retirement Trust and State Farm Employees Savings and Thrift Plan are vested with the responsibility for investing the assets of the companies, the Funds, the Trust, and the Equities Account and the Balanced Account of the State Farm Employees Savings and Thrift Plan. State Farm Mutual Automobile Insurance Company employs all personnel of the Investment Department. State Farm Investment Management Corp. has a written agreement with State Farm Mutual Automobile Insurance Company whereby the Investment Department personnel assist State Farm Investment Management Corp. in its duties as investment advisor to the Funds. Investment actions taken by the Investment Department are ratified by the Investment Committees of the Boards of Directors of the insurance companies and the Management Corp. and by the Trustees of the Trust and the Plan. Certain members of the Investment Department also execute voting proxies from time to time but in situations where a vote contrary to that of management on a major policy matter is under consideration, approval of the Investment Committees of the Boards of Directors of the Companies involved is first obtained.

  Pursuant to Rule 13d-4 each person listed in the table below expressly disclaims "beneficial ownership" as to all shares as to which such person has no right to receive the proceeds of sale of the security and disclaims that it is part of a "group".


                                                     Page _ 5_ of _  5__ Pages


                                                                 Number of
                                                                Shares Based
                                               Classification   on Proceeds
  Name                                          Under Item 3      of Sale
  ____                                         ______________   ____________

  State Farm Mutual Automobile Insurance Company   IC                  0  shares
  State Farm Life Insurance Company                IC                  0  shares
  State Farm Life and Accident Assurance Company   IC                  0  shares
  State Farm Fire and Casualty Company             IC                  0  shares
  State Farm Investment Management Corp.           IA                  0  shares
  State Farm Growth Fund Inc.                      IV                  0  shares
  State Farm Balanced Fund Inc.                    IV                  0  shares
  State Farm Insurance Companies Employee
    Retirement Trust                               EP                  0  shares
  State Farm Employees Savings and Thrift Plan     EP
    Equities Account                                                   0  shares
    Balanced Account                                                   0  shares
                                                       ___________________

  TOTAL SHARES                                                         0  shares